1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ☑                      Form 40-F       ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       ☐                      No       ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
SIGNATURES

Taiwan Semiconductor Manufacturing Company Limited

Hsinchu, Taiwan, R.O.C., July 30, 2004 — Regarding Economic Daily News’ erroneous front-page report on July 30, 2004, which cited that “Morris Chang, TSMC Chairman, was dissatisfied with foreign brokerage houses’ investment downgrades of TSMC” and his statement that “TSMC’s share price was far underestimated”, TSMC made the following clarification:

Yesterday after TSMC’s 2Q2004 results conference, when the media requested Dr. Morris Chang’s comment on the recent weak performance of TSMC shares, Dr. Chang stated very clearly that “I do not comment on TSMC share price.” Such statement obviously disproved that of the reporting from the Economic Daily News as stated above.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 30, 2004	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer